Apple Inc.	March 4, 2010
1 Infinite Loop
Cupertino, CA 95014

To:	Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Apple Inc.
Form 10-K/A for the Fiscal Year Ended September 26, 2009
Filed on January 25, 2010
File No. 000-10030

Dear Ms. Collins,

We have reviewed the comments in your letter dated February 18, 2010 regarding the above referenced filing and have provided the attached responses. We have repeated the text of your comments and followed each with our response.

Further, we acknowledge that:

1.	Apple Inc. (hereinafter referred to as the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Betsy Rafael, Vice President, Corporate Controller and Principal Accounting Officer, at (408) 862-1401.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer

Senior Vice President, Chief Financial Officer

cc:	Bruce Sewell, Senior Vice President, General Counsel and Secretary, Apple Inc.
Betsy Rafael, Vice President, Corporate Controller and Principal Accounting Officer, Apple Inc.

Form 10-K/A for the Fiscal Year Ended September 26, 2009

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 29

1.      We note that in the first quarter of fiscal 2010 you retrospectively adopted accounting standards related to revenue recognition for arrangements with multiple deliverables and arrangements that include software elements (i.e., ASC 605-25 and 985-605) and you determined the estimated selling price (“ESP”) for unspecified upgrades and features for the iPhone and Apple TV to be $25 and $10, respectively. Please provide us with further detail behind the considerations you disclosed in determining ESP and confirm it represents your best estimate of the price at which you would transact if the undelivered elements were sold regularly on a standalone basis. In this regard, please elaborate on the following:

• What offerings you considered to be similar to unspecified upgrades and features provided for these products and their respective pricing (please see paragraphs 4, 5 & 6 below);

• If you considered the pricing of Apple Care for these products (please see paragraph 6 below);

• The nature of your historical pricing practices (please see paragraph 3 below);

• How you determined the percentage of ESP in comparison to the total selling price of the product was representative of fair value (please see paragraph 7 below);

• Why ESP was established at one rate when multiple versions of the product exist (e.g., iPhone 3G versus 3GS) (please see paragraph 3 below);

• How you weighted all of the available information, and (please see paragraph 8 below);

• Any other quantitative or qualitative information that had a significant impact on ESP (addressed throughout our response below).

As disclosed in Note 1 in the Company’s 2009 Form 10-K/A, the Company’s process for determining its estimated selling price (“ESP”) for deliverables without vendor-specific objective evidence of fair value (“VSOE”) or third-party evidence of selling price (“TPE”) considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Further, determination of ESP for elements not sold separately requires judgment on the part of the Company’s management. As discussed in the Company’s Form 10-K/A, the Company believes its customers would be reluctant to buy unspecified when-and-if-available software upgrade rights included with iPhone and Apple TV. This view is primarily based on the fact these upgrade rights do not obligate the Company to provide upgrades at a particular time or at all and do not specify to customers which upgrades or features will be delivered in the future. Therefore, the Company has concluded if it were to sell upgrade rights such as those included with iPhone and Apple TV on a stand alone basis their actual selling price would be relatively low.

The Company’s ESPs for iPhone and Apple TV unspecified software upgrade rights as well as the assumptions and process used to develop them were reviewed and approved by the Company’s Chief Executive Officer and Chief Financial Officer (who both approve all of the Company’s significant product pricing decisions), as well as the Company’s Corporate Controller & Principal Accounting Officer. The Company confirms to the Staff the ESPs used in its financial statements represent the Company’s best estimate of the prices at which it would transact if those elements were in fact separately sold on a regular basis. While the Company believes its overall financial statement disclosures indicate this, the Company will add in future filings a simple statement indicating the ESPs it uses reflect its best estimate of selling prices if those elements were in fact separately sold on a regular basis.

The Company’s pricing practices have historically established simple and consistent pricing models as consumers, small businesses and schools comprise the majority of its end users. Unlike many companies, especially those selling in the markets for enterprise software solutions, the Company generally does not charge different amounts for software licenses and related upgrades based on the hardware model on which the software is installed. Therefore, in developing ESPs for software upgrade rights such as those included with iPhone and Apple TV, the Company believes it is appropriate to have consistent ESPs across different hardware versions. This approach is consistent with the Company’s normal pricing practices for software and software upgrades. For example, the various specified upgrades to the Company’s iPod touch software sold by the Company on a stand alone basis have all been priced at standard price points regardless of the iPod touch version being upgraded. Further, the Company sells licenses and/or upgrades both to iLife, its consumer-oriented digital lifestyle application suite, and iWork, its integrated productivity suite, for $79. The Company charges the same amount for the iLife and iWork suite licenses and related upgrades regardless of the Mac product on which the customer will install the software despite the fact the Company’s various Mac products have had recent ranges of base prices between $599 and $2,500.

Since iPod touch was first sold in fiscal 2007, the Company has separately sold specified software upgrades for the iPod touch. While the actual pricing of iPod touch specified software upgrades cannot be used to establish VSOE for iPhone unspecified software upgrade rights, the actual pricing of iPod touch specified software upgrades has provided strong evidence of fair value of iPhone unspecified software upgrade rights that was considered by the Company when determining the related ESPs. These iPod touch software upgrades were generally the equivalent of the major software upgrades provided free of charge to iPhone customers at approximately the same time. Although iPhone and iPod touch have some differences in the features supported by the hardware, the software on both devices supports their numerous common hardware features, the devices are sometimes marketed together, and the release of new software and upgrades occurs at generally the same time for both devices.

During the period from initial sale of iPod touch in fiscal Q4’07 through fiscal Q4’09, the Company sold four iPod touch specified software upgrades. An original iPod touch customer would have paid approximately $45 to buy all four of these upgrades. However, the low attach rate of software upgrade sales to the hardware at these prices indicates iPod touch customers placed limited value on software upgrades in general. Upon consideration of the actual pricing for iPod touch specified software upgrades and the key assumptions discussed above regarding customers’ views of unspecified software upgrade rights, the Company believes the cumulative amount charged for iPod touch specified upgrades of $45 would be considerably higher than the amount the Company could charge end users in advance for the unspecified when-and-if-available software upgrade rights such as those attached to iPhone and Apple TV.

The Company also considered the pricing and value of AppleCare support plans as an important factor in developing ESPs for the unspecified software upgrade rights attached to iPhone and Apple TV. AppleCare plans for iPhone and Apple TV are priced at $69 and $49, respectively. AppleCare plans for iPhone and Apple TV extend phone-based support for hardware and software issues from 90 days to two full years and extend the hardware warranty from one to two years. The Company believes consumers attach substantially more value to AppleCare than they would to an unspecified when-and-if-available software upgrade right for several reasons. First, consumers are accustomed to being offered and purchasing extended support and hardware warranty contracts on electronics products from either manufacturers or retailers. Consumers are not accustomed to being offered or purchasing unspecified when-and-if-available software upgrade rights on those same products. Second, AppleCare provides two full years of phone-based support that covers many aspects of the devices and their use and extends hardware repair support, including the battery, for an extra year. The Company believes its customers find this extended support particularly valuable. Third, as discussed above, the unspecified when-and-if-available software upgrade rights attached to iPhone and Apple TV do not obligate the Company to provide upgrades at a particular time or at all and do not specify to customers which upgrades or features will be delivered in the future. The certainty of knowing the features they will receive for their payment makes the specified upgrade a more valuable proposition to an end user than an unspecified upgrade right.

The Company did not determine the ESPs for the unspecified software upgrade rights based upon a set percentage of the total selling price. Unlike, for example, many enterprise software companies, the Company does not price its separately priced offerings (e.g., operating system and application software upgrades, AppleCare, etc.) based on such a pricing model. However, the Company does believe ESPs developed for unspecified software upgrade rights attached to devices marketed and sold in similar markets should often result in a similar percentage of the total selling price being allocated to the unspecified software upgrade rights. Significant deviations, which could occur and may be appropriate for a variety of reasons, could lead to additional review and analysis. For example, ESPs developed for iPhone and Apple TV resulted in approximately 5% of the average total selling price of each device being allocated to the attached unspecified software upgrade rights. While this percentage could change or the resulting percentages could differ over time as the Company further develops the iPhone and Apple TV platforms, the Company currently believes it is appropriate that these percentages are similar and that this similarity indicates a consistent process and set of assumptions were utilized to establish these ESPs.

In summary, the Company considered a variety of factors in developing its ESPs for iPhone and Apple TV. In particular, the actual pricing and the low attach rate of iPod touch specified upgrades provided strong evidence of the value to end users of iPhone unspecified upgrades and of unspecified upgrades in general. This evidence was reinforced by existing pricing for AppleCare and by pricing for various other software licenses and related specified upgrades offered by the Company. As described above, the Company’s senior management evaluated all of the available evidence and concluded the appropriate ESPs for the unspecified upgrade rights attached to iPhone and Apple TV were $25 and $10, respectively. These ESPs reflect the Company’s best estimate of selling prices if those upgrade rights were in fact separately sold on a regular basis. As disclosed in the Company’s Form 10-K/A under Critical Accounting Policies and Estimates, within a reasonable range the specific ESP selected for iPhone does not have a significant impact on the Company’s financial statements. Specifically, if the Company’s ESP for the unspecified upgrade right related to iPhone had been $5 (i.e., 20%) higher or lower, the Company’s net sales for fiscal 2009 would have decreased or increased by $50 million as compared to the Company’s total net sales of $42.9 billion. Similar amounts for Apple TV would be de minimis.

Form 10-K/A for the Fiscal Year Ended September 26, 2009

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 29

2.      Additionally, please tell us how you allocate sales incentives accounted for pursuant to the guidance of ASC 605-50 when more than one deliverable is present in an arrangement and how you considered clarifying this in your disclosures.

The types of sales incentives the Company uses in multiple-element arrangements primarily consist of volume purchase discounts and discounts offered for purchasing specific products and/or services together. Pursuant to the guidance of ASC 605-50, and as disclosed in Note 1 of the Company’s 2009 Form 10-K/A, the Company records reductions to revenue for these types of sales incentives. As disclosed in Note 1, revenue is generally allocated to multiple-element arrangements based on the relative selling price or relative fair value of each deliverable. To the extent sales incentives are offered on multiple-element arrangements, the associated sales incentive reduces the overall allocable revenue for the related multiple-element transaction, and such amount is then allocated across the various elements in the arrangement. Accordingly, the Company concluded the combination of its disclosures in Note 1 regarding how sales incentives are recorded as reductions of revenue and how revenue is allocated in multiple-element arrangements, allows an investor to understand the Company’s methodology for allocating sales incentives in multiple-element arrangements.

Form 10-K/A for the Fiscal Year Ended September 26, 2009

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 29

3.      Finally, you indicated in your response letter dated March 13, 2007 to prior comment 3 that you established vendor-specific objective evidence (“VSOE”) for undelivered elements in multiple element arrangements, such as APP and .Mac, based upon the price charged on a stand alone basis pursuant to paragraphs 10 and 57 of SOP 97-2. The price charged for undelivered elements when provided on a stand-alone basis fell within a narrow range (typically greater than 90% of stand-alone transactions were within 15% of the median price). Please update us as to if you currently have arrangements with multiple deliverables for products other than the iPhone and Apple TV and tell us how you considered disclosing your policy for them. To the extent you determined such sales were not material, please provide us with the amount of revenue recognized for the arrangements in each period presented.

Except for the embedded software upgrade rights included with iPhone and Apple TV, the undelivered elements present in the Company’s multiple-element arrangements for fiscal 2009 consisted of the same products as in fiscal 2006 (the fiscal year covered by the Company’s response letter dated March 13, 2007). As described in the Company’s March 2007 letter to the Staff, undelivered elements in the Company’s multiple-element transactions consist primarily of APP, MobileMe (formally .Mac), and, to a significantly lesser extent, software maintenance offered to education and business customers. The Company continues to establish VSOE for these products through the sale of large volumes within a narrow range on a stand alone basis; consequently, the accounting treatment for these deliverables in multiple-element arrangements remains consistent with the Company’s treatment in fiscal 2006. Accordingly, the Company believes its disclosures in Note 1 and elsewhere adequately describe its policy for these products, including the nature of undelivered elements included in its multiple-element transactions and the related accounting applied by the Company.

As disclosed in Note 1 of the Company’s 2009 Form 10-K/A, for both iPhone and Apple TV, the Company has indicated it may from time-to-time provide future unspecified software upgrades and features free of charge to customers. The only two products sold by the Company during the periods covered by its 2009 Form 10-K/A containing embedded undelivered elements such as software upgrade rights are iPhone and Apple TV.